March 10, 2025

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	James Giugliano
Suying Li
Rebekah Reed
Taylor Beech

Re:	Delixy Holdings Limited
Amendment No. 4 to Registration Statement on Form F-1
Filed February 20, 2025
File No. 333-283248

Dear Mr. Giugliano, Ms. Li, Ms. Reed and Ms. Beech:

This letter is in response to your letter of March 6, 2025, in which you provided comments to Amendment No. 4 to the Registration Statement on Form F-1 of Delixy Holdings Limited (the “Company”) filed with the U.S. Securities and Exchange Commission on February 20, 2025 (“Form F-1/A4”). We set forth below in bold the comments in your letter relating to Form F-1/A4 followed by our responses to the comments. Concurrently with the submission of this letter, we hereby transmit, via EDGAR, Amendment No. 5 to the Registration Statement on Form F-1 (“Form F-1/A5”) for filing with the Commission, which has been revised to reflect the Staff’s comments.

Amendment No. 4 to Registration Statement on Form F-1 filed February 20, 2025

Risk Factors

Risks Related to Our Securities and This Offering

The sale or availability for sale of substantial amounts of our Ordinary Shares..., page 21

1.	We note that you have increased the size of the resale offering compared to the IPO and removed lock-up provisions applicable to the resale shares, which you previously characterized as “protecting and prioritizing the interests of public shareholders subscribing to the IPO...in order to give public shareholders subscribing to the IPO the opportunity to sell their shares in priority to those of the Resale Shareholders.” Revise this risk factor to highlight, if true, that the resale shares will not be subject to any form of lock-up or leak-out restrictions, that the resale offering outsizes the IPO, and that the resale shareholders may “be willing to accept a lower sales price” because of the discounted value(s) at which they acquired the shares.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have amended the disclosure in this section to state that the Ordinary Shares being registered for sale in the Resale Prospectus will not be subject to any lock-up or leak-out restrictions, and the aggregate number of Ordinary Shares being registered for resale exceeds the number of Ordinary Shares being offered in this Offering. As a result, a significant portion of our outstanding shares may become available for immediate resale following the Offering, which could increase the supply of our Ordinary Shares in the market and negatively impact the market price of our Ordinary Shares. Given that the Resale Shareholders acquired their Ordinary Shares at a discount to the public offering price, they may also, in selling their Ordinary Shares, be willing to accept a lower sales price than the price investors pay in this offering.

Resale Shareholders, page Alt-2

2.	Please enhance your disclosure regarding Dragon Circle to describe the circumstances under which it acquired its resale shares, similar to what is provided with respect to the other resale shareholders. For each resale shareholder, disclose the discounted value at which it received its shares. Additionally, your statement that “[n]either Novel Majestic nor the persons who have control over it has had, within the past three years, any material relationship with the Company...” appears inconsistent with the description at page 98 of services provided to the company by Tran Tieu Cam since 2018. Please revise to provide this background information in the resale prospectus as well.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised our disclosure regarding Dragon Circle and Novel Majestic to provide the relevant background information in this section. We have also revised the statement regarding Novel Majestic to state that except as disclosed in the relevant section, neither Novel Majestic nor the persons who have control over it has had, within the past three years, any material relationship with the Company or any of its predecessors or affiliates.

Exhibit Index, page II-4

3.	Please file a revised legal opinion that reflects the change in the size of the resale offering.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have filed a revise legal opinion in exhibit 5.1 to reflect the change in the size of the resale offering.

General

4.	Please explain to us why you have elected to increase the size of the resale offering compared to the IPO and remove lock-up restrictions from the resale shares, and address whether meeting Nasdaq initial listing standards is a contributing factor. If so, enhance your risk factor disclosure to acknowledge as much and address the potential impact that this may have on your listing status moving forward. Include additional detail regarding the risks of delisting if you are unable to maintain the continued listing requirements of Nasdaq.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that the decision to increase the size of the resale offering and remove lock-up restrictions was made to provide the Resale Shareholders, who have held their shares for more than one year, with the ability to resell their shares immediately following the Offering if they elect to do so. Additionally, our lead underwriter has expressed comfort with both the removal of the lock-up restrictions and the increase in resale shares given the Company’s strong financial position and potential growth. In this regard, to ensure transparency for potential investors, we have also enhanced our risk factor disclosure to highlight the risks surrounding the resale of a large number of shares and the lack of lock-up restrictions on these resale shares.

To clarify, meeting Nasdaq’s initial listing standards is not a contributing factor to our decision because the Company already meets the standard under the net income criteria, with net profits exceeding US$750,000, and the offering size exceeding US$5,000,000 (without taking into account the resale offering). As such, we believe there is no impact on our Nasdaq listing status in relation to our ability to meet Nasdaq’s initial listing standards. With regards to the risks of delisting if we are unable to maintain the continued listing requirements of Nasdaq, we believe we have adequately disclosed this risk at page 26 of Form F-1/A5, under the risk factor “If we fail to meet applicable listing requirements, Nasdaq Capital Market may delist our Shares from trading, in which case the liquidity and market price of our Shares could decline”.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the Company’s securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Very truly yours,

Delixy Holdings Limited

/s/ Xie, Dongjian
Name:	Xie, Dongjian
Title:	Chairman and Chief Executive Officer